Exhibit 99.1

Syneron Reports Second Quarter 2009 Results

YOKNEAM, ISRAEL--(Marketwire - August 13, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the second quarter ended June 30, 2009.

Revenues for the second quarter of 2009 were $14.2 million. This compares with revenues of $11.9 million in the first quarter of 2009 and $38.2 million in the second quarter of 2008. Syneron's gross margins rose to 64.8% in the second quarter, compared to 58.1% in the first quarter of 2009 and 54.7% in the fourth quarter of 2008.

Syneron recorded a net loss in the second quarter of $5.5 million on a GAAP basis, compared to a net loss of $8.2 million in the first quarter of 2009 and a net profit of $11.0 million in the second quarter of 2008. The GAAP result for the second quarter is equivalent to a loss of $0.20 per basic and diluted share, compared to a loss of $0.30 per basic and diluted share in the first quarter of 2009, and earnings per basic and diluted share of $0.40 in the second quarter of 2008. On a non-GAAP basis, excluding stock-based compensation expenses, net loss in the second quarter was $4.8 million, compared to a net loss of $6.2 million in the first quarter of 2009, and a net profit of $13.6 million in the second quarter of 2008. The non-GAAP result for the second quarter is equivalent to a loss of $0.17 per basic and diluted share, compared to a first quarter 2009 loss of $0.23 per basic and diluted share, and earnings per diluted share of $0.49 in the second quarter of 2008.

Commenting on the results and developments in the second quarter, Syneron CEO Lou Scafuri said, "I am pleased with the steady improvement in our results since the start of 2009, particularly with the improvements in margins which can be attributed directly to the success of the restructuring program in streamlining costs across the company. There were also significant financial improvements in the last quarter toward sharply reducing the level of DSOs and inventory levels and it remains an important objective of the Company to reduce these parameters still further.

"Looking forward," Mr. Scafuri continued, "I am equally pleased with the progress our teams have made in strengthening Syneron's leadership position in body shaping with the introduction of the VelaShape II™, in carving a new segment for skin rejuvenation treatments with our Sublative Rejuvenation™ procedures for our eMatrix™, and in gaining market acceptance of our value-proposition based business model and our new Syneron Advantage Program. With data indicating increased interest among physicians considering purchases of aesthetic devices, I believe that Syneron is now in the strongest market position to address their needs with the best financial and clinical offerings, across the fastest growing market segments."

Syneron's cash position (including long-term deposits) totaled $213.5 million as of June 30, 2009 and Syneron continues to have no debt. Trade receivables decreased to $18.9 million from $32.6 million at the end of 2008. Shareholders' equity at the end of the second quarter of 2009 was $232.7 million.

During the second quarter, Syneron invested an additional $1 million in Fluorinex Active Ltd. With this investment, Syneron gained control in Fluorinex Active Ltd. and began to consolidate Fluorinex's results from the date of control gained. With the consequent implementation of acquisition accounting of Fluorinex Active Ltd., Syneron recorded approximately $3.5 million in goodwill and intangible assets in the Company's second quarter balance sheet as of June 30, 2009.

Conference call

Syneron management will host its second quarter earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q2 2009 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial (toll free): 800-535-1368 in the U.S., and 913-312-6680 from overseas.

Use of Non-GAAP Measures

This press release provides financial measures for net loss, net loss per diluted share, net profit and net profit per diluted share, which exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to our profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 24, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, VelaShape II, and eMatrix are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended		Six Months ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	14,155	38,237	26,044	72,312
Cost of Revenues	4,979	8,571	9,959	16,226
Gross Profit	9,176	29,666	16,085	56,086

Operating expenses:
Research and development	2,938	3,601	5,886	6,987
Selling and marketing	8,681	14,301	18,756	28,289
General and administrative	2,818	4,147	8,834	7,240
Settlement, net of legal cost	-	-	(3,975)	-
Total operating expenses	14,437	22,049	29,501	42,516

Operating (Loss) Income	(5,261)	7,617	(13,416)	13,570
Financial Income, net	473	1,125	1,214	2,697
Income (Loss) before taxes on income	(4,788)	8,742	(12,202)	16,267
Taxes on income	852	(2,256)	1,597	(3,044)
Income (Loss) before non controlling interest	(5,640)	10,998	(13,799)	19,311
Net loss attributable to non controlling interest	106	-	106	-
Net (Loss) Income	(5,534)	10,998	(13,693)	19,311

Basic net (Loss) Income per share	(0.20)	0.40	(0.50)	0.71
Diluted net (Loss) Income per share	(0.20)	0.40	(0.50)	0.70
Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,504	27,374	27,492	27,372
Diluted	27,504	27,514	27,492	27,546

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	42,923	72,366
Short term bank deposit (*)	1,793	-
Available-for-sale marketable securities (*)	141,263	117,342
Trade receivables	18,857	32,637
Other accounts receivables and prepaid expenses	2,623	4,249
Inventories	10,469	12,660
Total Current Assets	217,928	239,254

LONG-TERM ASSETS
Severance pay fund	183	107
Long-term deposits and others (*)	174	180
Long-term available-for-sale marketable securities (*)	27,366	27,214
Investments in affiliated companies	2,950	4,225
Property and equipment, net	3,063	3,656
Goodwill and intangible assets, net	9,723	6,650
Total Long-Term Assets	43,459	42,032

Total Assets	261,387	281,286

CURRENT LIABILITIES
Trade Payables	2,771	8,675
Other accounts payable and accrued expenses	22,064	25,587
Total Current Liabilities	24,835	34,262

LONG-TERM LIABILITIES
Deferred Revenues	2,473	3,140
Warranty Accruals	1,117	1,117
Accrued severance pay	277	171
Total Long-Term Liabilities	3,867	4,428

EQUITY	232,685	242,596
Total Liabilities and Equity	261,387	281,286

(*) Total Cash and Liquid Investments	213,519	217,102

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended		Six Months ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	(5,534)	10,998	(13,693)	19,311
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	572	430	1,155	797
Deferred taxes, net	451	-	816	-
Increase in accrued severance pay, net	4	29	9	41
Decrease (increase) in trade receivables	3,194	(466)	13,780	(2,691)
Decrease (increase) in other accounts receivables and prepaid expenses	85	(56)	822	2,010
Decrease (increase) in inventories	1,601	(897)	2,338	(2,254)
Increase (decrease) in trade payables	(1,374)	835	(5,971)	457
Increase (decrease) in other account payables and accrued expenses	309	(557)	(1,799)	(1,831)
Impairments of available-for-sale marketable securities	16	117	172	117
Gain on available-for-sale marketable securities	-	(47)	-	(88)
Decrease in non controlling interest	(106)	-	(106)	-
Equity based compensation	770	2,600	2,689	4,505
Increase (decrease) in deferred revenues and warranty accruals	(1,443)	(666)	(2,466)	558

Net cash provided by (used in) operating activities	(1,455)	12,320	(2,254)	20,932

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of (investment in) short-term deposits, net	(119)	1,000	(1,793)	1,000
Purchase of available-for-sale marketable securities	(79,990)	(93,067)	(146,498)	(147,314)
Proceeds from sale and redemption of available-for-sale marketable securities	81,665	65,656	122,174	125,300
Payments for investments in Affiliated Companies	(400)	(300)	(400)	(580)
Net cash paid in conjunction with acquisition of a subsidiary	(41)	-	(41)	-
Acquisition of minority shares in a subsidiary	(124)	-	(424)	-
Proceeds from (investment in) long-term deposits and others	7	3	13	(13)
Purchase of property and equipment	(85)	(350)	(221)	(512)

Net cash provided by (used in) investing activities	913	(27,058)	(27,190)	(22,119)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	-	(1,927)
Proceeds from exercise of stock options and RSUs	-	3	1	3

Net cash provided by (used in) financing activities	-	3	1	(1,924)

Decrease in cash and cash equivalents	(542)	(14,735)	(29,443)	(3,111)
Cash and cash equivalents at the beginning of the period	43,465	54,248	72,366	42,624

Cash and cash equivalents at the end of the period	42,923	39,513	42,923	39,513

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended		Six Months ended
	June 30,		June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating (Loss) Income (GAAP)	(5,261)	7,617	(13,416)	13,570
Non-GAAP adjustment:
Stock based compensation	770	2,600	2,689	4,505
Non-GAAP operating (Loss) Income	(4,491)	10,217	(10,727)	18,075

Net (Loss) Income (GAAP)	(5,534)	10,998	(13,693)	19,311
Non-GAAP adjustment:
Stock based compensation	770	2,600	2,689	4,505
Non-GAAP Net (Loss) Income	(4,764)	13,598	(11,004)	23,816

Non-GAAP net (Loss) Income per share :
Basic net (Loss) Income per share	(0.17)	0.50	(0.40)	0.87
Diluted net (Loss) Income per share	(0.17)	0.49	(0.40)	0.86

Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,504	27,374	27,492	27,372
Diluted	27,504	27,514	27,492	27,546

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2283
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com